FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2008

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 28 July, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER             EXHIBIT DESCRIPTION
99                                         Notice to London Stock Exchange dated 28 July 2008
                                             Unilever to sell North American laundry business

Exhibit 99

UNILEVER AGREES TO SELL NORTH AMERICAN LAUNDRY BUSINESS TO VESTAR CAPITAL PARTNERS

Unilever today announced that it has signed a definitive agreement to sell its North American laundry business in US, Canada and Puerto Rico to Vestar Capital Partners.

Vestar Capital Partners (Vestar) is a leading global private equity firm. Vestar will merge the business with its existing operation, Huish Detergents Inc., to form a new company, The Sun Products Corporation (Sun Products).

The consideration consists of a cash payment of $1.075 billion, together with preferred shares in The Sun Products Corporation with a face value of  $375 million, and warrants offering the opportunity to acquire up to 2.5% of the common equity of The Sun Products Corporation.

The businesses to be sold include the all®, Snuggle®, Wisk®, Surf®,  and Sunlight® fabric cleaning and fabric conditioning brands in the US, Canada and Puerto Rico, as well as Unilever's manufacturing facility in Baltimore, MD, USA.

Patrick Cescau, Unilever's Group Chief Executive, said: "We have reached a good deal for both Unilever shareholders and the business. It puts our North American laundry people and brands into a company which is focused on the laundry category and which, with its new combined portfolio, is well-positioned to become a strong player in their market.

"Laundry remains an important category for Unilever outside North America. This transaction will allow us to focus our resources on our leading positions in Europe, Asia, Africa and Latin America where we continue to drive for expanded leadership."

Both Unilever and Vestar will seek to ensure a seamless transition of the business for retail customers throughout US, Canada and Puerto Rico.

The US, Canada and Puerto Rico laundry business generated $1.0 billion in turnover for Unilever in 2007.

The sale is part of Unilever's previously announced plans to dispose of non-strategic brands with collectively more than €2 billion in turnover.

The transaction, which is subject to regulatory approval, is expected to close in 2008.

                                                                                                          -ends-

July 28th, 2008

For further information, please contact:

Unilever Media Relations

Unilever US:                       Anita Larsen                                           +1 201 894 7760

Unilever London:           Trevor Gorin                                        + 44 20 7822 6010

Unilever Rotterdam:      Gerbert van Genderen-Stort             + 31 10 217 4844

Unilever Investor Relations

Unilever London:                                                                         +44 207 822 6830

Vestar Capital Partners and Huish Detergents:

Owen Blicksilver Public Relations:    Carol Makovich             +1 203 622 4781

                                                               Kristin Celauro              +1 732 291 5456

Notes to editors:

  Major Unilever laundry brands outside North America include Omo, Persil, Ala, Skip, Radiant, Coral, Robijn, Comfort, Rin, Wheel and Surf.

Unilever Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Lipton, Hellmann's, Flora, Breyer's, Dove, Lux, Pond's, Degree, Axe, Suave, Sunsilk, Persil, Cif and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of over €40 billion in 2007. For more information about Unilever and its brands, please visit  www.unilever.com

About Vestar Capital Partners

Vestar Capital Partners is a leading global private equity firm with $7 billion in assets under management.  The firm focuses on companies in the U.S., Europe and Japan with valuations of $100 million to $5 billion and operations in five key industry sectors: consumer/services, diversified industries, healthcare, media/communication, and financial services.  Since the firm's founding in 1988, the Vestar funds have completed 65 investments in companies with a total value of more than $20 billion.  For more information, please visit  www.vestarcapital.com.

About Huish

Huish Detergents has been producing private label laundry detergent and household cleaners since 1976.  Today, the company is the largest manufacturer of private label laundry detergents and fabric softener in North America.  In addition, the company produces the Sun line of branded detergent products.  Huish Detergents focuses on high efficiency, low cost and high quality in the manufacture of all of its laundry products.  For more information, go to www.huish.com.